INTELLICELL BIOSCIENCES, INC.
30 EAST 76th STREET, 6th FLOOR
NEW YORK, NEW YORK 10021

August 18, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Jeffrey Gordon, Staff Accountant

Re:	Intellicell Biosciences, Inc.
Item 4.01 Form 8-K
Filed August 16, 2011
File No. 333-49388

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated August 17, 2011 (the "Comment Letter") relating to the Current Report on Form 8-K dated August 11, 2011 (the “8-K”) of Intellicell Biosciences, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

1.
Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that the reports included in your December 31, 2010 and December 31, 2009 Forms 10-K contained an explanatory paragraph indicating that there was substantial doubt as to your ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment and has revised the second paragraph of the 8-K in accordance with the Staff’s comment.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response
The Company acknowledges the Staff’s comment and has included a revised Exhibit 16.1 in the amended 8-K.

We hereby acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (212) 249-3050 or Richard A. Friedman, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Steven A. Victor, M.D.
Steven. A. Victor, M.D.

cc:           Richard A. Friedman, Sichenzia Ross Friedman Ference, LLP